

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2026

Joyce Lee Jue Hui
Chief Executive Officer
Fitness Champs Holdings Ltd
7030 Ang Mo Kio
Avenue 5, #04-48
NorthStar@AMK
Singapore 569880

> **Re: Fitness Champs Holdings Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted February 12, 2026**
> **CIK No. 0002023796**

Dear Joyce Lee Jue Hui:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eddie Kim at 202-551-8713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: R. Joilene Wood